Exhibit 99.3

CST Trust Company
P.O. Box 4202, Postal Station A
Toronto, ON M5W 0E4
Tel: 416.682.3800
Fax: 1.877.715.0494
www.canstockta.com
Global Resources • Local Service • Customized Solutions

April 17, 2014

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE:	Algonquin Power & Utilities Corp.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	June 18, 2014

Record date for notice:	May 12, 2014

Record date for voting:	May 12, 2014

Beneficial ownership determination date:	May 12, 2014

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Yours very truly,

Joanne Benitez

Administrator, Trust Central Services

cc:	CDS & Co. (Via Fax)